March 18, 2014
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037840-0102

Via EDGAR System

Mr. Jeff Long U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549

Re:	UTC North American Fund, Inc. (File Nos. 033-37426 and 811-06194)
Annual Report on Form N-CSR Fiscal Year Ended December 31, 2012
Filed March 11, 2013

Dear Mr. Long:

On behalf of our client, UTC North American Fund, Inc. (the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Annual Report referenced above (the “Annual Report”).  The comments were provided by Jeff Long, at (202) 551-6983.  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Fund’s responses (in regular type).

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.

General Comment

1.  In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Fund acknowledging that:

●	the Fund is responsible for the adequacy and accuracy of the disclosure in the Annual Report;

●
Staff comments or changes to disclosure in response to Staff comments in the Annual Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Annual Report, and

●	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge on behalf of the Fund that (1) the Fund, through its officers and directors, is responsible for the adequacy and accuracy of the disclosure in the Annual Report; (2) Staff comments or changes to disclosure in response to Staff comments in the Annual Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Annual Report; and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.
4822-384

Mr. Jeff Long
U.S. Securities and Exchange Commission
March 18, 2014

Annual and Semi-Annual Reports on Form N-CSR

2.  The Fund’s disclosure related to the approval of the investment advisory agreement appears to be too generic.  Please revise this disclosure to more specifically address the Fund and its circumstances in approving its investment advisory agreement.

Response:  In future filings, the Fund will revise the disclosure related to the approval of the investment advisory agreement to more specifically address the Fund and its circumstances.

3.  We note that the Board of Directors has adopted a Distribution Plan (the “Plan”) applicable to the Fund under Rule 12b-1 of the Investment Company Act of 1940.  Pursuant to the Plan, registered brokers and dealers and qualified recipients are reimbursed by the Fund for services provided and expenses incurred in connection with the sale of the Fund’s shares at 0.50% of the average daily net assets of the Fund.  We note that 70% of the Fund is owned by an affiliated entity.  Please identify the items on which the Fund pays Rule 12b-1 fees.

Response:  The Fund has used the 12b-1 fees to pay registered broker-dealers that have entered into written agreements with the Fund, and to purchase advertising, sales literature, other promotional material and marketing services.  With respect to the affiliated entity referenced by the Staff, that is an omnibus account pursuant to which the affiliated entity provides shareholder services and distribution services to its underlying customers, including advertising, sales literature, other promotional material and marketing services for such customers.  The affiliated entity receives 12b-1 fees for the distribution services that it provides to its underlying customers.

Form N-PX

4.  We noted in the Form N-PX that the Fund did not vote on any proxies.  However, the proxy voting policy of the Fund’s manager provides that the manager generally votes as management recommends with respect to corporate governance issues and compensation plans, and, on social or corporate responsibility issues, the manager votes in a manner that the manager believes will be most likely to increase the value of the security.  Supplementally, please explain why the Fund did not vote on any proxies.

Response:  Given that the Fund’s share holdings represent a very small percentage of total outstanding shares and thus relatively minuscule voting rights, the Fund determined that voting the proxies would not materially benefit the Fund or its shareholders and elected not to vote the proxies to save time and expense.  The proxy voting policy will be updated to reflect the fact that the Fund may determine not vote to proxies in the circumstances described above.  The Fund notes that the only client of the Fund’s investment adviser is the Fund.

* * *

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer